Exhibit (j)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 43 to Registration Statement No. 811-05511 on Form N-1A of Variable Insurance Products Fund II of our reports each dated February 11, 2004 appearing in the Annual Reports to Shareholders of Contrafund Portfolio and Index 500 Portfolio, and our reports each dated February 18, 2004 appearing in the Annual Reports to Shareholders of Asset Manager Portfolio, Asset Manager: Growth Portfolio, and Investment Grade Bond Portfolio for the year ended December 31, 2003.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
April 29, 2004